Exhibit (a)(8)
          WASHINGTON WATER POWER

          SOON TO BE AVISTA CORP.
                                                  NEWS RELEASE

          CONTACT: Media Contact: Patrick Lynch (509) 495-4246; e-mail: plynch@wwpco.com
                    Investment Community Contact: Diane Thoren (509) 495-4331; e-mail: dthoren@wwpco.com

                                                  FOR IMMEDIATE RELEASE
                                                  November 24, 1998
                                                  5:51 a.m. PST

                       WASHINGTON WATER POWER ANNOUNCES FINAL
                        RESULTS OF COMMON STOCK EXCHANGE OFFER
            FINAL RESULTS SHOW THAT 15,400,359 SHARES - OR 27.5 PERCENT OF
                  COMMON STOCK - VALIDLY TENDERED IN EXCHANGE OFFER

          SPOKANE, WASH.: Washington Water Power (NYSE:WWP), soon to become Avista Corp., today announced the final results of an exchange offer under which common stock shareholders were provided the opportunity to exchange their common shares for an equal number of depositary shares representing mandatorily convertible preferred stock to be issued by the company.

               The final count compiled by The Bank of New York, the company's exchange agent and depositary for the new-issue preferred stock, showed that 15,400,359 common shares were validly tendered and not withdrawn in the exchange offer. This represents 27.5 percent of the company's common shares.

               "We are quite pleased with the final results of the exchange offer," said T.M. Matthews, Washington Water Power's board chairman, president and chief executive officer. "The fact that the new-issue shares were not fully subscribed provides proof that the majority of our shareholders have expressed confidence that we can be successful in delivering on our growth strategies. Since no proration of shares will be necessary, we are pleased that all shareholders who tendered shares for exchange will receive their full request."

               The depositary shares, also known as RECONS (Return-Enhanced Convertible Securities), will be listed on the New York Stock Exchange and traded under the ticker symbol "WWPPrL." Trading began on a when-issued basis on Nov. 19, 1998. Regular-way trading will begin on Dec. 1, 1998.

               After three years, the depositary shares will automatically convert back to common stock on a one-for-one basis. Prior to the end of the three-year period, the company has the option of converting the depositary shares to common stock having a value up to a maximum of $24.00, but in no event more than one common share per depositary share, and paying any accrued and unpaid dividends and a premium further described in the prospectus.

               Each depositary share will pay an annual dividend of $1.24 per share for a period of about three years. This compares with an annual common stock dividend of $0.48 per share, which will become effective with the December 15, 1998 payment. The dividend on the new-issue preferred stock, known as Series L, was declared by the company's board of directors at its Nov. 13, 1998, meeting and will be payable to holders of depositary shares as of Dec. 3, 1998. Holders of depositary shares will receive a quarterly dividend of $0.31 per depositary share.

               On Oct. 21, 1998, Washington Water Power presented shareholders with an offer to exchange up to 20 million of the company's common shares - or about 35 percent of the company's outstanding common stock - for depositary shares representing new-issue preferred stock. Shareholders were provided 20 business days to tender their common shares for exchange. The exchange offer expired at midnight EST on Nov. 18, 1998, and this announcement appears only as a matter of record.

               The company first announced the exchange offer in August of this year as a part of a dividend restructuring plan aimed at providing capital to fund corporate growth initiatives. The exchange plan was initiated in recognition of the impact the reduced common stock dividend level could have on income-oriented shareholders.

               Washington Water Power, with annual revenues of more than $3 billion, is a diversified energy services company with utility and subsidiary operations located throughout the United States. Washington Water Power also operates Avista Capital, which owns all the company's non-regulated energy and non-energy businesses. Avista Capital companies include Pentzer Corporation, Avista Energy, Avista Advantage, Avista Labs, Avista Fiber and Avista Development. Washington Water Power's stock is currently traded under the ticker symbol "WWP." On Jan. 1, 1999, Avista Corporation will become the parent company's new name, with the company's stock traded under the ticker symbol "AVA" and the depositary shares traded under the symbol "AVAPrL." Washington Water Power will become Avista Utilities, an operating division of Avista Corp.